Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three months ended March 31,
	2005	2004
Income before cumulative effect of change in accounting principle	$117,843,000	$119,514,000
Cumulative effect of change in accounting principle (net of applicable tax)	0	(7,163,000)

Net Income	$117,843,000	$112,351,000

Basic weighted average shares outstanding	106,421,227	112,430,533
Diluted weighted average shares outstanding	108,277,938	114,051,695

Basic earnings per share:
Income before cumulative effect of change in accounting principle	$1.11	$1.06
Cumulative effect of change in accounting principle (net of applicable tax)	0.00	(0.06)

Basic net income per share	$1.11	$1.00

Diluted earnings per share:
Income before cumulative effect of change in accounting principle	$1.09	$1.05
Cumulative effect of change in accounting principle (net of applicable tax)	0.00	(0.06)

Diluted net income per share	$1.09	$0.99